Exhibit 14.1

                                AXM PHARMA, INC.


                          CODE OF ETHICS FOR DIRECTORS



The Board of Directors has adopted this Code of Ethics (the "Code') as a set of guidelines for AXM Pharma, Inc. ("Company") directors, intended to promote ethical behavior and to provide guidance to help directors recognize and deal with ethical issues.

The business of the Company is managed under the direction of the Board of Directors and the various committees thereof. The basic responsibility of the directors is to exercise their business judgment, carrying out their responsibilities in a manner that they reasonably believe to be in the best interest of the Company and its stockholders. The Board of Directors is not expected to assume an active role in the day-to-day operational management of the Company.

1. Conflicts of Interest. Directors should avoid actual or apparent conflicts of interest with the Company in personal and professional relationships. Generally speaking, a conflict of interest occurs when a director's or a director's immediate family's personal interest interferes, has the potential to interfere, or appears to interfere materially with: (a)the interests or business of the Company; or (b) the ability of the director to carry out his or her duties and responsibilities. A director should disclose to the Board any transaction or relationship that the director reasonably expects could give rise to an actual or apparent conflict of interest with the Company,

2. Corporate Opportunities. In carrying out their duties and responsibilities, directors should endeavor to advance the legitimate interests of the Company when the opportunity to do so arises. Directors should avoid: (a) taking for themselves personally opportunities that are discovered in carrying out their duties and responsibilities to the Company; (b) using Company property or information, or their position as directors, for personal gain; and (c) competing with the Company, in each of the foregoing eases, to the material detriment of the Company. Whether any of the foregoing actions is to the material detriment of the Company will be determined by the Board of Directors based on all relevant facts and circumstances, including in the ease of the foregoing clause (a), whether the Company has previously declined to pursue such proposed opportunity for its own benefit.

3. Confidentiality. Directors should observe the confidentiality of information that they acquire in carrying out their duties and responsibilities, except where disclosure is approved by the Company or legally mandated. Confidential information includes, but is not limited to, all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by the Company or when the information has been publicly disseminated.

4. Fair Dealing. In carrying out their duties and responsibilities (including, among others, the appointment of senior management of the Company and the setting of policies pursuant to which the Company operates), directors should promote fair dealing by the Company and its employees and agents with customers, suppliers, competitors and employees.

5. Protection and Proper Use of Company Assets In carrying out their duties and responsibilities, directors should promote the responsible use and control of the Company's assets and resources by die Company. Company assets, such as information, materials, supplies, intellectual property,


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      facilities,  software and other assets owned or leased by the Company,  or that are otherwise in the Company's possession, should be used only for legitimate business purposes of the Company.

6. Compliance with Laws, Rules and Regulations. In carrying out their duties and responsibilities, directors should comply, and endeavor to cause the Company to comply, with applicable governmental laws, rules and regulations. In addition, if any director becomes aware of any information that lie or she believes constitutes evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company, any employee or another director, then such director should bring such information to the attention of any one or more of the following persons, as circumstances may warrant: the Company's General Counsel, the Chair of the Board's Audit Committee or the Board's Presiding Director.

7. Encouraging the Reporting of Illegal or Unethical Behavior. Directors should endeavor to cause the Company to proactively promote ethical behavior and to encourage employees to report evidence of illegal or unethical behavior to appropriate Company personnel.

8. Insider Trading. Directors should observe Company policies applicable to them with respect to the purchase and sale of Company common stock.

9. Personal Loans to Executive Officers or Directors. Federal securities laws prohibit the Company from, directly or indirectly (including through subsidiaries), (a) extending or arranging for the extension of personal loans to its directors and executive officers and (b) renewing or materially modifying existing loans to such persons. Directors shall not seek or facilitate personal loans from the Company in contravention of the foregoing.

Directors are expected to adhere to this Code. It is the responsibility of each director to become familiar with and understand this Code, seek further explanation and advice concerning the interpretation and requirements of this Code, as well as any situation which appears to be in conflict with it. The Board of Directors shall determine appropriate actions to be taken in the event of violations of this Code.

Any waiver of, or amendment to, the requirements of this Code may only be authorized by the Board of Directors, and will be subject to public disclosure to the extent required by law or the listing standards of the American Stock Exchange.

Directors should direct questions regarding the application or interpretation of the Code to the Company's Counsel.